東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07025048

RECEIVED
2007 JUL 10 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
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Sydney
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Europe & Middle East
Almaty
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Frankfurt / Main
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North & South America
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Washington, DC

July 2, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Brief Explanation of Annual Securities Report for the 31st Business Year dated June 29, 2007
- Notice of Correction a Segment Part of Consolidated Business Results for FY ended March 31, 2007 dated June 29, 2007

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

7/10

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

File No. 82-5233

Brief Explanation of
Annual Securities Report for the 31st Business Year dated June 29, 2007

This information is Annual Securities Report, so-called *Yukashoken Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than three months after the end of each fiscal year pursuant to Article 24-5 of the Securities and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Annual Securities Report includes financial statements for the relevant fiscal year and other certain in formation which may be material to an investment decision.

The Annual Securities Report of BELLUNA CO., LTD. (the "Company") states the following information:

- As of March 31, 2007, the Company has eight consolidated subsidiaries. For the fiscal year ended March 31, 2007, total consolidated net sales amounted to ¥129,912 million (¥121,938 million for the fiscal year ended March 31, 2006) and non-consolidated net sales amounted to ¥106,185 million (¥102,395 million for the fiscal year ended March 31, 2006).
- For the fiscal year ended March 31, 2007, consolidated operating income amounted to ¥12,122 million (¥11,261 million for the fiscal year ended March 31, 2006) and non-consolidated operating income amounted to ¥5,803 million (¥7,900 million for the fiscal year ended March 31, 2006)
- For the fiscal year ended March 31, 2007, consolidated net income amounted to ¥7,141 million (¥6,935 million for the fiscal year ended March 31, 2006) and non-consolidated net income amounted to ¥3,719 million (¥5,104 million for the fiscal year ended March 31, 2006). The Company mainly engaged in mail order sales business.
- As of March 31, 2007, the number of regular employees on a consolidated basis is totally 1,102.
- The consolidated total net assets of the Company was ¥ 64,718 million as of March 31, 2007.

- End -

June 29, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Segment Part of Consolidated Business Results for FY ended March 31, 2007

Notice is hereby given that the Company corrected a segment part of consolidated business result for FY ended March 31, 2007, which was released on May 2nd, 2007. The corrected part is underlined as below.

Description

I. Change of Business Segments

[Reason]

The Company had 6 business segments, which were "Catalog," "Single-item Mail Order," "Advanced Finance," "BOT," "Karemu" and "Other". Recently, its property business in "Other" business segment contributes more to the Company's growth and profitability than before. Therefore, this "Property" business is separated from "Other" business, and its business segments is changed to 7 segments.

[Correction]

1. Description of the Company group (page #7)

(Before correction)

(6) Other business

A subsidiary, El Dorado Co., Ltd., operates real estate sales and rental business, and a subsidiary, Friendly Co., Ltd. operates wholesale business.

(After correction)

(6) Property business

A subsidiary, El Dorado Co., Ltd., operates real estate rental and (re)development business.

(7) Other business

A subsidiary, Friendly Co., Ltd. operates wholesale business.

2. Segment Information (page #30)

(Before correction)

This Fiscal Year (from Apr 1st, 2006 to Mar 31st, 2007) (Unit: ¥million)

	Catalog	Single-item Mail Order	Advanced Finance	BOT	Karemu	Other	Sub Total	Elimination or Corporate	Consolidated Total
1. Sales and Operating income/loss									
Sales									
(1) from external customers	80,869	29,109	8,429	1,920	3,546	6,037	129,912	-	129,912
(2) from internal segment	-	-	-	291	-	29	320	-320	-
Total	80,869	29,109	8,429	2,211	3,546	6,066	130,233	-320	129,912
Operating Expenses	78,492	25,368	6,023	375	3,855	4,093	118,209	-418	117,790
Operating income/loss	2,377	3,741	2,405	1,836	-309	1,972	12,024	97	12,122
2.Assets, Depreciation/Amortization and Capital Expenditure for segment assets									
Assets	72,138	13,851	49,550	679	562	11,742	148,524	714	149,239
Depreciation/Amortization	660	83	34	4	5	223	1,012	11	1,023
Capital expenditure for segment assets	2,670	99	28	10	1	501	3,311	-	3,311

(After correction)

This Fiscal Year (from Apr 1st, 2006 to Mar 31st, 2007) (Unit: ¥million)

	Catalog	Single-item Mail Order	Advanced Finance	BOT	Karemu	Property	Other	Sub Total	Elimination or Corporate	Consolidated Total
1. Sales and Operating income/loss										
Sales										
(1) from external customers	80,869	29,109	8,429	1,920	3,546	4,366	1,670	129,912	-	129,912
(2) from internal segment	-	-	-	291	-	29	-	320	-320	-
Total	80,869	29,109	8,429	2,211	3,546	4,395	1,670	130,233	-320	129,912
Operating Expenses	78,492	25,368	6,023	375	3,855	2,549	1,544	118,209	-418	117,790
Operating income/loss	2,377	3,741	2,405	1,836	-309	1,846	126	12,024	97	12,122
2.Assets, Depreciation/Amortization and Capital Expenditure for segment assets										
Assets	72,138	13,851	49,550	679	562	10,209	1,533	148,524	714	149,239
Depreciation/Amortization	660	83	34	4	5	189	34	1,012	11	1,023
Capital expenditure for segment assets	2,670	99	28	10	1	500	1	3,311	-	3,311

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

In addition, the results for FY ended March 31, 2006, in this new business segments are as follows.

The Former Fiscal Year (from Apr 1st, 2005 to Mar 31st, 2006) (Unit: ¥million)

	Catalog	Single-item Mail Order	Advanced Finance	BOT	Karemu	Property	Other	Sub Total	Elimination or Corporate	Consolidated Total
1. Sales and Operating income/loss										
Sales										
(1) from external customers	79,028	27,820	6,134	1,839	3,254	2,548	1,313	121,938	-	121,938
(2) from internal segment	0	0	-	312	-	35	36	384	-384	-
Total	79,028	27,820	6,134	2,151	3,254	2,583	1,349	122,323	-384	121,938
Operating Expenses	75,694	24,679	3,631	274	3,472	2,131	1,259	111,144	-467	110,676
Operating income/loss	3,334	3,140	2,502	1,877	-218	452	90	11,179	82	11,261
2.Assets, Depreciation/Amortization and Capital Expenditure for segment assets										
Assets	61,667	12,752	33,266	722	619	8,163	1,334	118,527	726	119,253
Depreciation/Amortization	613	107	18	1	6	208	42	999	11	1,010
Capital expenditure for segment assets	553	405	12	7	4	1,246	2	2,231	0	2,231

II. Change of holding purpose

Additional Information (page #24)

(Before correction)

(Change of holding purpose)

In this fiscal year, as a result of the change of holding purpose, 1,149 million yen as Building and structure, 3 million yen as Machinery equipment and vehicles, 1 million yen as Furniture and fixtures, 1,074 million yen as Land are transferred to Real estate for sales.

(After correction)

(Change of holding purpose)

In this fiscal year, as a result of the change of holding purpose, 1,172 million yen as Building and structure, 3 million yen as Machinery equipment and vehicles, 1 million yen as Furniture and fixtures, 2,179 million yen as Land, 17 million yen as Construction in progress are transferred to Real estate for sales.

- END -

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

END